SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                  FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[  X  ]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                      OR

[      ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from to

                       COMMISSION FILE NUMBER: 1-11675



 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                            TRITON ENERGY LIMITED
                               CALEDONIAN HOUSE
                                 MARY STREET
                                P.O. BOX 1043
                          GEORGE TOWN, GRAND CAYMAN
                                CAYMAN ISLANDS

Required Information

(a)     Financial Statements.

     See "Index to Financial Statements" on page F-1.

(b)     Exhibit.

The following document is an exhibit to this Form 11-K:

     Exhibit
     Number                    Document

     23.1 -          Consent of Price Waterhouse LLP, filed herewith.

                TRITON ENERGY CORPORATION 401(k) SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES





                                                    Page
                                                    ----
Financial statements:
Report of Independent Accountants                   F-2

Statements of Net Assets Available for Benefits at
December 31, 1995                                   F-3

Statements of Net Assets Available for Benefits at
December 31, 1994                                   F-4

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1995       F-5

Notes to Financial Statements                       F-6

Supplemental schedules:
Schedule I - Investments at December 31, 1995       F-10
Schedule II - Transactions in Excess of 5% of the
    Fair Market Value of the Plan Assets for
      the Year Ended December 31, 1995              F-11


                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
     of  the Triton Energy Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Triton Energy Corporation 401(k) Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Dallas, Texas
June 20, 1996




                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION




                                                                 FUND INFORMATION
                                                                 -----------------

                                                                                                     DECEMBER 31, 1995
                                                                                                     -----------------
                                                                 LARGE              LARGE
                                        GOVERNMENT   LONG TERM   CAPITALIZATION     CAPITALIZATION
                                        MONEY        BOND        VALUE EQUITY       GROWTH
                                        FUND         FUND        FUND               FUND
                                        -----------  ----------  -----------------  ---------------
Assets
Investments, at fair value
Triton Energy Corporation common stock  $       ---  $      ---  $             ---  $           ---
International equity investments fund           ---         ---                ---              ---
Large capitalization value equity fund          ---         ---            635,262              ---
Large capitalization growth fund                ---         ---                ---          702,796
Government money fund                       461,954         ---                ---              ---
Long term bond fund                             ---     189,760                ---              ---
Participant loans                               ---         ---                ---              ---
Cash and equivalents                            ---         ---                ---              ---
                                        -----------   ---------  -----------------  ---------------
Total investments                           461,954     189,760            635,262          702,796
                                        -----------  ----------  -----------------  ---------------

Receivables
Employer's contributions                        812       1,621              6,308            7,781
Participants' contributions                   1,014       2,185              8,409           10,221
Other                                           262         449              1,120              449
                                        -----------  ----------  -----------------  ---------------
Total receivables                             2,088       4,255             15,837           18,451
                                        -----------  ----------  -----------------  ---------------

Total assets                                464,042     194,015            651,099          721,247
Liabilities
Accounts payable                                ---         ---                ---              ---
                                        -----------  ----------  -----------------  ---------------
Net assets available for plan benefits  $   464,042  $  194,015  $         651,099  $       721,247
                                        -----------  ----------  -----------------  ---------------




                                          FUND INFORMATION
                                          ---------------




                                        INTERNATIONAL   TRITON
                                        EQUITY          STOCK       PARTICIPANT   CASH AND
                                        FUND            FUND        LOANS         EQUIVALENTS   TOTAL
                                        --------------  ----------  ------------  ------------  -----------
Assets
Investments, at fair value
Triton Energy Corporation common stock  $          ---  $7,870,817  $        ---  $        ---  $ 7,870,817
International equity investments fund          490,273         ---           ---           ---      490,273
Large capitalization value equity fund             ---         ---           ---           ---      635,262
Large capitalization growth fund                   ---         ---           ---           ---      702,796
Government money fund                              ---         ---           ---           ---      461,954
Long term bond fund                                ---         ---           ---           ---      189,760
Participant loans                                  ---         ---       298,468           ---      298,468
Cash and equivalents                               ---       1,288           ---         8,301        9,589
                                        --------------  ----------  ------------  ------------  -----------
Total investments                              490,273   7,872,105       298,468         8,301   10,658,919
                                        --------------  ----------  ------------  ------------  -----------

Receivables
Employer's contributions                         4,752       9,850           ---           ---       31,124
Participants' contributions                      6,641      14,151           ---           ---       42,621
Other                                              ---       2,291           ---         1,965        6,536
                                        --------------  ----------  ------------  ------------  -----------
Total receivables                               11,393      26,292           ---         1,965       80,281
                                        --------------  ----------  ------------  ------------  -----------

Total assets                                   501,666   7,898,397       298,468        10,266   10,739,200
Liabilities
Accounts payable                                   132         ---           ---        10,266       10,398
                                        --------------  ----------  ------------  ------------  -----------
Net assets available for plan benefits  $      501,534  $7,898,397  $    298,468  $        ---  $10,728,802
                                        --------------  ----------  ------------  ------------  -----------








               See accompanying notes to financial statements.

                           TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION




                                                                 FUND INFORMATION
                                                                 -----------------

                                                                                                     DECEMBER 31, 1994
                                                                                                     ------------------
                                                                 LARGE              LARGE
                                        GOVERNMENT   LONG TERM   CAPITALIZATION     CAPITALIZATION   INTERNATIONAL
                                        MONEY        BOND        VALUE EQUITY       GROWTH           EQUITY
                                        FUND         FUND        FUND               FUND             FUND
                                        -----------  ----------  -----------------  ---------------  ------------------
Assets
Investments, at fair value
Triton Energy Corporation common stock  $       ---  $      ---  $             ---  $           ---  $              ---
International equity investments fund           ---         ---                ---              ---             584,468
Large capitalization value equity fund          ---         ---            397,365              ---                 ---
Large capitalization growth fund                ---         ---                ---          397,183                 ---
Government money fund                       306,966         ---                ---              ---                 ---
Long term bond fund                             ---     137,375                ---              ---                 ---
Participant loans                               ---         ---                ---              ---                 ---
Cash and equivalents                            ---         ---                ---              ---                 ---
                                        -----------  ----------  -----------------  ---------------  ------------------
Total investments                           306,966     137,375            397,365          397,183             584,468
                                        -----------  ----------  -----------------  ---------------  ------------------

Receivables
Employer's contributions                        ---       1,985              5,476            7,181               9,273
Participants' contributions                     ---       2,330              7,115            9,824              12,308
Other                                           ---          90                716              660               1,739
                                        -----------  ----------  -----------------  ---------------  ------------------
Total receivables                               ---       4,405             13,307           17,665              23,320
                                        -----------  ----------  -----------------  ---------------  ------------------

Total assets                                306,966     141,780            410,672          414,848             607,788
Liabilities
Accounts payable                                ---         ---                ---              ---                 ---
                                        -----------  ----------  -----------------  ---------------  ------------------
Net assets available for plan benefits  $   306,966  $  141,780  $         410,672  $       414,848  $          607,788
                                        -----------  ----------  -----------------  ---------------  ------------------








                                        FUND INFORMATION
                                        -----------------


                                        TRITON
                                        STOCK       PARTICIPANT   CASH AND
                                        FUND        LOANS         EQUIVALENTS   TOTAL
                                        ----------  ------------  ------------  ----------
Assets
Investments, at fair value
Triton Energy Corporation common stock  $4,278,220  $        ---  $        ---  $4,278,220
International equity investments fund          ---           ---           ---     584,468
Large capitalization value equity fund         ---           ---           ---     397,365
Large capitalization growth fund               ---           ---           ---     397,183
Government money fund                          ---           ---           ---     306,966
Long term bond fund                            ---           ---           ---     137,375
Participant loans                              ---       219,779           ---     219,779
Cash and equivalents                           ---           ---         3,125       3,125
                                        ----------  ------------  ------------  ----------
Total investments                        4,278,220       219,779         3,125   6,324,481
                                        ----------  ------------  ------------  ----------

Receivables
Employer's contributions                       ---           ---         7,128      31,043
Participants' contributions                    ---           ---         9,312      40,889
Other                                           46           ---         1,200       4,451
                                        ----------  ------------  ------------  ----------                                ----------
Total receivables                               46           ---        17,640      76,383
                                        ----------  ------------  ------------  ----------

Total assets                             4,278,266       219,779        20,765   6,400,864
Liabilities
Accounts payable                               ---           ---         1,868       1,868
                                        ----------  ------------  ------------  ----------
Net assets available for plan benefits  $4,278,266  $    219,779  $     18,897  $6,398,996
                                        ----------  ------------  ------------  ----------







               See accompanying notes to financial statements.

                        TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                        FUND INFORMATION
                                                                        ------------------
                                                                        LARGE               LARGE
                                             GOVERNMENT    LONG TERM    CAPITALIZATION      CAPITALIZATION    INTERNATIONAL
                                             MONEY         BOND         VALUE EQUITY        GROWTH            EQUITY
                                             FUND          FUND         FUND                FUND              FUND
                                             ------------  -----------  ------------------  ----------------  ---------------
Additions to net assets attributed to:
Net appreciation in fair value               $       ---   $   17,828   $         133,010   $       120,480   $       12,970
Dividends                                         19,573        9,604              21,508            30,700           21,891
Interest and other                                   145          184                 386               557              234
                                             ------------  -----------  ------------------  ----------------  ---------------
                                                  19,718       27,616             154,904           151,737           35,095
Less investment expenses                             (31)         (28)                (86)             (104)            (104)
                                             ------------  -----------  ------------------  ----------------  ---------------
Total investment income                           19,687       27,588             154,818           151,633           34,991
                                             ------------  -----------  ------------------  ----------------  ---------------
Contributions
Participants                                     138,750       44,200             102,176           138,854          144,293
Employer                                          19,529       27,652              74,961            99,823          111,225
                                             ------------  -----------  ------------------  ----------------  ---------------

Total contributions                              158,279       71,852             177,137           238,677          255,518
                                             ------------  -----------  ------------------  ----------------  ---------------

Loans to participants                                ---          ---                 ---               ---              ---
Loan payments                                      1,446        3,310              11,599             9,699            8,588
                                             ------------  -----------  ------------------  ----------------  ---------------

Total additions                                  179,412      102,750             343,554           400,009          299,097
                                             ------------  -----------  ------------------  ----------------  ---------------

Deductions from net assets attributed to:
Benefits paid                                      1,810       43,358              57,059            63,566           25,395
Loan distributions                                 4,596        7,400              26,030            20,237            5,389
Participant loan payments                            ---          ---                 ---               ---              ---
Miscellaneous                                       (313)         ---                 ---              (100)             ---
                                             ------------  -----------  ------------------  ----------------  ---------------

Total deductions                                   6,093       50,758              83,089            83,703           30,784
                                             ------------  -----------  ------------------  ----------------  ---------------
Net increase  prior to interfund transfers       173,319       51,992             260,465           316,306          268,313
Interfund transfers                              (16,243)         243             (20,038)           (9,907)        (374,567)
                                             ------------  -----------  ------------------  ----------------  ---------------
Net increase (decrease)                          157,076       52,235             240,427           306,399         (106,254)
Net assets available for plan benefits:
Beginning of year                                306,966      141,780             410,672           414,848          607,788
                                             ------------  -----------  ------------------  ----------------  ---------------
End of year                                  $   464,042   $  194,015   $         651,099   $       721,247   $      501,534
                                             ------------  -----------  ------------------  ----------------  ---------------




                                              FUND INFORMATION
                                              -----------------

                                             TRITON
                                             STOCK       PARTICIPANT   CASH AND
                                             FUND        LOANS         EQUIVALENTS    TOTAL
                                             ----------  ------------  -------------  ------------
Additions to net assets attributed to:
Net appreciation in fair value               $3,204,687  $        ---  $        ---   $ 3,488,975
Dividends                                           ---           ---           ---       103,276
Interest and other                                  166        18,411         1,428        21,511
                                             ----------  ------------  -------------  ------------
                                              3,204,853        18,411         1,428     3,613,762
Less investment expenses                            ---           ---          (281)         (634)
                                             ----------  ------------  -------------  ------------
Total investment income                       3,204,853        18,411         1,147     3,613,128
                                             ----------  ------------  -------------  ------------
Contributions
Participants                                    220,596           ---           ---       788,869
Employer                                        133,376           ---           ---       466,566
                                             ----------  ------------  -------------  ------------

Total contributions                             353,972           ---           ---     1,255,435
                                             ----------  ------------  -------------  ------------

Loans to participants                               ---       157,589           ---       157,589
Loan payments                                    14,655           ---        13,265        62,562
                                             ----------  ------------  -------------  ------------

Total additions                               3,573,480       176,000        14,412     5,088,714
                                             ----------  ------------  -------------  ------------

Deductions from net assets attributed to:
Benefits paid                                   302,411        34,749        10,888       539,236
Loan distributions                               93,971           ---           ---       157,623
Participant loan payments                           ---        62,562           ---        62,562
Miscellaneous                                       ---           ---          (100)         (513)
                                             ----------  ------------  -------------  ------------

Total deductions                                396,382        97,311        10,788       758,908
                                             ----------  ------------  -------------  ------------
Net increase  prior to interfund transfers    3,177,098        78,689         3,624     4,329,806
Interfund transfers                             443,033           ---       (22,521)          ---
                                             ----------  ------------  -------------  ------------
Net increase (decrease)                       3,620,131        78,689       (18,897)    4,329,806
Net assets available for plan benefits:
Beginning of year                             4,278,266       219,779        18,897     6,398,996
                                             ----------  ------------  -------------  ------------
End of year                                  $7,898,397  $    298,468  $        ---   $10,728,802
                                             ----------  ------------  -------------  ------------





 See accompanying notes to financial statements.


                            TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
                        NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

The following description of the Triton Energy Corporation 40l(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions.

     GENERAL

The Plan, as amended and restated January 1, 1994, is a restatement of the Triton Energy Corporation Employee Stock Ownership Plan ("ESOP") which was originally effective as of May 31, 1976. At December 31, 1993, the only fund available for investment was the Triton Stock Fund. All assets of the ESOP were transferred to the Plan at January 1, 1994 at current value. The Plan is a defined contribution plan covering all employees of Triton Energy Corporation (the "Company") and employees of affiliated companies adopting the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employee classifications except leased and temporary employees and members of a legally recognized collective bargaining unit who
are  not  expressly  granted  permission  to  participate.    Employees  are
automatically enrolled on January 1st, April 1st, July 1st or October 1st which coincides with or next follows an employee's employment commencement date.

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. The Plan's investments are held by a trust fund administered by SBS Trust Company.

2.   ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

The  accompanying financial statements have been prepared on the accrual basis
of  accounting.   The trustee holds and manages the funds and distributes cash and stock to the Plan participants.

The assets of the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund and International Equity Fund are invested in separate funds managed by independent registered investment advisors.

     VALUATION OF INVESTMENTS

Investments are valued at current value based on quoted market prices except for loans which are valued at cost which approximates fair value. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required under ERISA guidelines.

INTERFUND TRANSFERS

Participants may change their percentage contributions and fund allocations once per calendar quarter.

     FORFEITURES

A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Company's matching contributions and were immaterial for 1995.

     PARTICIPANT LOANS

Loans outstanding aggregated $298,468 and $219,779 at December 31, 1995 and 1994, respectively, and bear interest at prime (8.5% at December 31, 1995) plus two percent.

A participant may obtain a loan from all of his/her accounts. The maximum amount that can be borrowed is equal to 50% of the participant's vested account balance up to a maximum of $50,000. Participants may borrow general purpose loans with payment terms up to five years and primary residence loans with payment terms up to 15 years. Both the principal and interest portions of the repayments are allocated by current election.

     EXPENSES

Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are borne by the Company.

3.     PLAN PARTICIPATION AND WITHDRAWALS

There were approximately 142 participants contributing to the Plan at December 31, 1995 (145 at December 31, 1994). A participating employee may invest his contributions in multiples of five percent in one or more of the following active funds: the Government Money Fund, Long Term Bond Fund, Large
Capitalization Value Equity Fund, Large Capitalization Growth Fund, International Equity Fund and the Triton Stock Fund. The numbers of participants with balances in the various funds were as follows:



                                            DECEMBER 31, 31,
                                                    1995
                                            ----------------

Government Money Fund                                    34
Long Term Bond Fund                                      46
Large Capitalization Value Equity Fund                   85
Large Capitalization Growth Fund                        100
International Equity Fund                                93
Triton Stock Fund                                       118



A participant may contribute up to 12% of his/her compensation subject to the annual deferral limit. The Company contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a hardship withdrawal from their participant accounts, rollover accounts and their vested employer contributed accounts.

4.     VESTED INTEREST IN PLAN EQUITY

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account occurs at a rate of 20% per year, with full vesting achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested. In addition, in the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Company terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested.

Net assets available for Plan benefits at December 31, 1995 and 1994 included vested amounts of $255,039 and $113,762, respectively, attributable to separated employees.

5.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

6.     INCOME TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under
Section 501. The Internal Revenue Service granted a favorable letter of determination to the Plan as amended on December 5, 1994. Generally, contributions to a qualified plan are deductible by the company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management  is unaware of any variations in the operation of the Plan from the
terms  of  the  Plan  documents  as  amended.   The Plan has complied with the
fidelity bonding requirement of ERISA.

7.     SUBSEQUENT EVENT

On March 25, 1996, the stockholders of the Company approved the merger of a wholly owned subsidiary of Triton Energy Limited ("TEL"), a Cayman Islands company incorporated in August 1995, with and into the Company (the "Reorganization"). Pursuant to the Reorganization, TEL became the parent holding company of the Company and each share of Common Stock, par value $1.00, and 5% Convertible Preferred Stock of the Company outstanding on March 25, 1996, was converted into one Ordinary Share, par value $.01, and one 5% Convertible Preference Share, respectively, of TEL. As a result of the reorganization, the Triton Stock Fund will hold shares of TEL instead of the Company.

As of June 19, 1996, the TEL Ordinary Share price had decreased to $46.75 causing a $1.5 million decrease in the value of the Triton Energy Stock Fund.


                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES




                                                                    SCHEDULE I

                       INVESTMENTS AT DECEMBER 31, 1995






IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                               NUMBER OF              CURRENT
DESCRIPTION OF INVESTMENT                                                          SHARES     COST        VALUE (a)
- -------------------------------------------------------------------                ---------  ----------  ----------

TRITON STOCK FUND (b)
- -------------------------------------------------------------------
Triton Energy Corporation common stock                                             137,183  $1,515,862  $7,898,397
                                                                                            ----------  ----------

INTERNATIONAL EQUITY FUND
- -------------------------------------------------------------------
Consulting Group Capital Markets Fund                                               47,045  $  493,284  $  501,534
                                                                                            ----------  ----------

LARGE CAPITALIZATION VALUE EQUITY FUND
- -------------------------------------------------------------------
Consulting Group Capital Markets Fund                                               57,909  $  564,555  $  651,099
                                                                                            ----------  ----------

LARGE CAPITALIZATION GROWTH FUND
- -------------------------------------------------------------------
Consulting Group Capital Markets Fund                                               57,371  $  630,018  $  721,247
                                                                                            ----------  ----------

GOVERNMENT MONEY FUND
- -------------------------------------------------------------------
Consulting Group Capital Markets Fund                                              461,954  $  464,042  $  464,042
                                                                                            ----------  ----------

LONG TERM BOND FUND
- -------------------------------------------------------------------
Consulting Group Capital Markets Fund                                               22,272  $  186,134  $  194,015
                                                                                            ----------  ----------

PARTICIPANT LOANS
- -------------------------------------------------------------------
Participant Notes Receivable                                         Due February 29, 1996
                                                                           through
                                                                     September 30, 2010 at
                                                                          8% - 11%          $  298,468  $  298,468
                                                                                            ----------  ----------

(a)  Current value represents closing prices at December 31, 1995.
(b)  Party-in-interest






                          TRITON ENERGY CORPORATION
                             401(K) SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS


                                                                   SCHEDULE II

            TRANSACTIONS IN EXCESS OF 5% OF THE FAIR MARKET VALUE
           OF THE PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1995






                                                                                                              CURRENT VALUE
                                            AGGREGATE   AGGREGATE            EXPENSE                          OF ASSET ON
IDENTITY OF PARTY INVOLVED                  PURCHASE    SELLING     LEASE    INCURRED WITH        COST        TRANSACTION
DESCRIPTION OF ASSET                        PRICE       PRICE       RENTAL   TRANSACTION          OF ASSET    DATE
- ------------------------------------------  ----------  ----------  -------  -------------------  ----------  --------------

TRITON STOCK FUND
- ------------------------------------------
Triton Energy Corporation common stock (a)  $  860,486  $  193,512  $   ---  $             2,495  $   36,614  $      193,512
                                            ----------  ----------  -------  -------------------  ----------  --------------

INTERNATIONAL EQUITY FUND
- ------------------------------------------
Consulting Group Capital Markets Fund       $  334,079  $  440,718  $   ---  $               ---  $  460,676  $      440,718
                                            ----------  ----------  -------  -------------------  ----------  --------------

LARGE CAPITALIZATION VALUE EQUITY FUND
- ------------------------------------------
Consulting Group Capital Markets Fund       $  266,872  $  161,626  $   ---  $               ---  $  143,273  $      161,626
                                            ----------  ----------  -------  -------------------  ----------  --------------

LARGE CAPITALIZATION GROWTH FUND
- ------------------------------------------
Consulting Group Capital Markets Fund       $  384,758  $  198,724  $   ---  $               ---  $  166,509  $      198,724
                                            ----------  ----------  -------  -------------------  ----------  --------------

CASH EQUIVALENTS
- ------------------------------------------
Reserve Deposit Account (RDA VI)            $1,962,765  $1,994,549  $   ---  $               ---  $1,994,549  $    1,994,549
                                            ----------  ----------  -------  -------------------  ----------  --------------

(a)  Party-in-interest







                                                 NUMBER OF
IDENTITY OF PARTY INVOLVED                      TRANSACTIONS         NET
                                            -------------------
DESCRIPTION OF ASSET                        PURCHASES     SALES  GAIN (LOSS)
- ------------------------------------------  ------------  -----  ------------

TRITON STOCK FUND
- ------------------------------------------
Triton Energy Corporation common stock (a)            36     16  $   156,898
                                                                 ------------

INTERNATIONAL EQUITY FUND
- ------------------------------------------
Consulting Group Capital Markets Fund                 73     53  $   (19,958)
                                                                 ------------

LARGE CAPITALIZATION VALUE EQUITY FUND
- ------------------------------------------
Consulting Group Capital Markets Fund                 79     52  $    18,353
                                                                 ------------

LARGE CAPITALIZATION GROWTH FUND
- ------------------------------------------
Consulting Group Capital Markets Fund                 84     58  $    32,215
                                                                 ------------

CASH EQUIVALENTS
- ------------------------------------------
Reserve Deposit Account (RDA VI)                      65     77  $       ---
                                                                 ------------

(a)  Party-in-interest






                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TRITON ENERGY CORPORATION
                                   401(k) Savings Plan



Date:     June 26, 1996     /s/    Robert B. Holland, III
                                   Robert B. Holland, III
                                   Vice President and Secretary

                                EXHIBIT INDEX




The following document is an exhibit to this Form 11-K:

     Exhibit
     Number                    Document

     23.1               Consent of Price Waterhouse LLP, filed herewith.